SunAmerica Asset Management Corp. 2919 Allen Parkway Houston, TX 77019-2118 713.831.5165 713.831.2258 Fax Nori.Gabert@valic.com Nori L. Gabert Vice President and Deputy General Counsel

June 28, 2012

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

SunAmerica Series Trust

Post-Effective Amendment No. 64

to the Registration Statement on Form N-1A

SEC File Nos. 33-52742, 811-7238

Ladies and Gentlemen:

On behalf of SunAmerica Series Trust (the “Registrant”), this letter responds to a request from Jeffrey A. Foor of the Securities and Exchange Commission on June 15, 2012, with respect to Post-Effective Amendment No. 61 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on April 18, 2012, to register shares of SunAmerica Dynamic Strategy Portfolio, a new series of the Registrant. Set forth below is the Registrant’s response to the Staff’s request relating to the SunAmerica Dynamic Allocation Portfolio. Terms used herein have the same meaning as those set forth in the Registration Statement.

Comment. Mr. Foor requested that the Registrant file as correspondence the same response to the Staff’s request of SunAmerica Dynamic Allocation Portfolio (the “Registrant’s SunAmerica Dynamic Allocation Portfolio”) to provide the Board with certain reports as reflected in the correspondence as filed March 23, 2012. The Staff suggested that the Board should consider whether the Portfolio’s assets are being invested to seek the Portfolio’s investment goals rather than for the purpose of protecting the affiliated insurance companies’ interests. To that end, the Board should request, and the Adviser should provide, reports and analysis of the following items:

•	performance information of the Subadviser in seeking to achieve the Portfolio’s goals;

•	how the Portfolio’s investment goals and principal investment strategies continue to serve the interests of the beneficial owners of the shares of the Portfolio as a whole;

•	information relating to any benefits accruing to the affiliated insurance companies as a result of the operations of the Portfolio; and

•

a report from the Chief Compliance Officer of the Trust about the Portfolio’s compliance policies and procedures, including information relating to the implementation of the Overlay Component and any changes to the formula.

Furthermore, any information provided to the Board pursuant to these procedures and in connection with the approval or renewal of any advisory and subadvisory agreements with respect to the Portfolio, as well as the minutes and records of any decisions made by the Board on such items, should be maintained with the Portfolio’s books and records in a matter consistent with the requirements under the Investment Company Act of 1940 and the regulations thereunder.

Response: The Registrant has adopted procedures which were approved by the Board of Trustees of the Trust, including a majority of the Independent Trustees, of the Registrant. Under such procedures, the Adviser will provide reports to the Board with the information described in the Staff’s comments above. Furthermore, under such procedures, the Registrant will maintain the records in accordance with the Staff’s comments above. A copy of this letter will be provided to the Board of Trustees.

*        *        *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*        *        *

If you have any questions, please feel free to call me at (713) 831-5165.

Very truly yours,

/s/ Nori L. Gabert.
Nori L. Gabert

cc:	The Board of Trustees of SunAmerica Series Trust
Judith L. Hasenauer, Esq.
Gregory N. Bressler, Esq.

2